UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Whole Earth Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96684W100

(CUSIP Number)

Sir Martin E. Franklin

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 96684W100	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sir Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 96684W100	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 96684W100	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sababa Holdings FREE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer.

This Amendment No. 5 (the “Amendment No. 5”) is being jointly filed by Sir Martin E. Franklin (“Franklin”), the Martin E. Franklin Revocable Trust (the “Franklin Trust”) and Sababa Holdings FREE LLC (“Sababa”, and together with Franklin and the Franklin Trust, collectively referred to as the “Reporting Persons”) to amend the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission on March 16, 2023 (the “Initial Filing”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Whole Earth Brands, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on June 21, 2023 (“Amendment No. 1”), Amendment No. 2 filed on June 26, 2023 (“Amendment No. 2”), Amendment No. 3 filed on August 15, 2023 (“Amendment No. 3”), and Amendment No 4 filed on February 13, 2024 (“Amendment No. 4” and together with the Initial Filing, Amendment No. 1, Amendment No. 2, and Amendment No. 3, the “Statement”). The principal executive offices of the Issuer are located at 125 S. Wacker Drive, Suite 1250, Chicago, Illinois 60606. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings set forth in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is amended and supplemented to incorporate the information set forth in Item 4 of this Amendment No. 5 by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented to include the following:

Agreement of Merger

As previously reported, on February 12, 2024, the Issuer, Sweet Oak Parent LLC (f/k/a Ozark Holdings LLC), a Delaware limited liability company (“Parent”), Sweet Oak Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement of Merger (the “Merger Agreement”). Franklin is the controlling member of Sababa Partners II LLC, the entity which indirectly has a controlling interest in Parent (“Sababa II”). On August 5, 2024, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock owned by the Issuer or any of its wholly owned subsidiaries or Parent or any of Parent’s affiliates, including the Reporting Persons (collectively, “Issuer Excluded Shares”) and (ii) dissenting shares of Common Stock) were cancelled and converted into the right to receive cash consideration equal to $4.875 per share of Common Stock (the “Per Share Merger Consideration”).

1

Following the consummation of the transactions contemplated by the Merger Agreement, the shares of Common Stock were delisted from the Nasdaq Global Select Market and will be deregistered under the Securities Exchange Act of 1934.

Conditional Contribution Agreement

As previously reported, on February 12, 2024, Sababa entered into an agreement (the “Conditional Contribution Agreement”) with Marpet, the Franklin Trust, Sababa II and Sweet Oak Holdings LP, a Delaware limited partnership and a wholly owned subsidiary of Sababa II (the “Newco”). Pursuant to the Conditional Contribution Agreement, on the Effective Date, the 8,905,223 shares of Common Stock (the “Shares”) held by Sababa were automatically contributed by Sababa to Sababa II and immediately thereafter, the Shares then held by Sababa II were automatically contributed to Newco (in consideration of the issuance by Newco of partnership interests therein to Sababa II). The Shares held by Newco were then immediately contributed to certain wholly-owned subsidiaries of Newco and were then cancelled and ceased to exist pursuant to the Merger Agreement, for no consideration.

As a result, the Reporting Persons ceased to own any shares of Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) – (c) of the Statement are herey amended and restated in their entirety as follows:

(a)-(c). On August 5, 2024, the Nasdaq Stock Market LLC filed a Form 25 and the shares of Common Stock were cancelled pursuant to the transactions discussed in Item 4. The Issuer expects to file a Form 15 in order to delist and deregister all shares of Common Stock. Pursuant to the transactions discussed in Item 4, all shares of Common Stock beneficially held by the Reporting Persons were contributed to certain wholly-owned subsidiaries of Newco and subsequently cancelled pursuant to the terms of the Merger Agreement, and the Reporting Persons ceased to own any equity securities of the Issuer. Other than as described herein and elsewhere in the Statement, the Reporting Persons have not affected any transactions in the Common Stock during the past 60 days.

(e) As a result of the transactions discussed in Item 4, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

2

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2024

MARTIN E. FRANKLIN

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin

MARTIN E. FRANKLIN REVOCABLE TRUST

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin
Title:	Settlor and trustee of the Martin E. Franklin Revocable Trust

SABABA HOLDINGS FREE, LLC

By:	/s/ Sir Martin E. Franklin
Name: Sir Martin E. Franklin
Title: Manager